Exhibit 99.1

Incannex Healthcare Limited

ACN 096 635 246

NOTICE OF ANNUAL GENERAL MEETING

For the annual general meeting of the Company to be held at the offices of Thomson Geer at Level 27 Exchange Tower, 2 The Esplanade, Perth on Tuesday, 29 November 2022 at 2:00 pm (Perth time).

The Board considers that the health, safety and welfare of the Company’s staff, its Shareholders and other stakeholders to be paramount. Accordingly, the number of physical attendees at the Meeting will be limited to the maximum number of attendees permitted based on the relevant Government regulations and guidelines in force at the time of the Meeting.

 This Notice of Meeting should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their professional advisers prior to voting.

Should you wish to discuss the matters in this Notice of Meeting please do not hesitate to contact the Company Secretary on (+61) (0)417 935 552.

NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the annual general meeting of shareholders of Incannex Healthcare Limited (Company) will be held at the offices of Thomson Geer, Level 27 Exchange Tower, 2 The Esplanade, Perth on Tuesday, 29 November 2022 at 2:00 pm (Perth time) (Meeting).

Terms and abbreviations used in the Notice and the Explanatory Memorandum will, unless the context requires otherwise, have the meaning given to them in Schedule 1.

BUSINESS OF THE MEETING

The Explanatory Memorandum provides additional information on matters to be considered at the Meeting. The Explanatory Memorandum and the Proxy Form both form part of this Notice.

VOTING ELIGIBILITY

The Directors have determined pursuant to regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the Meeting are those who are registered as Shareholders on 27 November 2022 at 4:00pm (Perth time).

QUESTIONS

Shareholders will have the opportunity to submit questions during the Meeting in respect to the formal items of business to be conducted at the Meeting.

VOTING AT THE MEETING

The passing of the Resolutions arising at this Meeting will be decided by a poll. Upon a poll, every person who is present in person or by proxy, corporate representative, or attorney, will have one vote for each Share held by that person.

Shareholders are strongly urged to vote by proxy prior to the Meeting. Shareholders can complete the Proxy Form to provide specific instructions on how their vote is to be exercised on each Resolution. The Chair of the Meeting MUST and WILL follow the Shareholder’s instructions if the Chair is appointed as proxy. Instructions for voting by proxy are set out on the Proxy Form.

VOTING BY PROXY

To vote by proxy, please complete and sign the enclosed Proxy Form and return by the time and in accordance with the instructions set out on the Proxy Form.

In accordance with section 249L of the Corporations Act, Shareholders are advised that:

●	each Shareholder has a right to appoint a proxy;

●	the proxy need not be a Shareholder of the Company; and

●	a Shareholder who is entitled to cast two (2) or more votes may appoint two (2) proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the member appoints two (2) proxies and the appointment does not specify the proportion or number of the member’s votes, then in accordance with section 249X(3) of the Corporations Act, each proxy may exercise one-half of the votes.

Should you wish to discuss the matters in this Notice of Meeting please do not hesitate to contact the Company Secretary on (+61) 417 935 552.

AGENDA

A.	Annual Report

To consider the Annual Report of the Company and its controlled entities for the year ended 30 June 2022, which includes the Financial Report, the Directors’ Report and the Auditor’s Report.

B.	Meeting Resolutions

Resolution 1 – Remuneration Report

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

“THAT pursuant to and in accordance with section 250R(2) of the Corporations Act and for all other purposes, approval is given by Shareholders for the adoption of the Remuneration Report on the terms and conditions in the Explanatory Memorandum.”

The vote on this Resolution is advisory only and does not bind the Directors or the Company.

Resolution 2 – Re-election of Mr Troy Valentine as Director

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

“THAT pursuant to and in accordance with Article 6.14 of the Constitution and for all other purposes, Mr Troy Valentine, Director, retires and being eligible, be re-elected as a Director on the terms and conditions in the Explanatory Memorandum.”

Resolution 3 – Election of Dr George Ansatassov as Director

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

“THAT for the purposes of ASX Listing Rule 14.4 and Article 6.20 of the Constitution and for all other purposes, Dr George Anastassov is elected as a Director on the terms and conditions in the Explanatory Memorandum.”

Resolution 4 – Election of Mr Robert Clark as Director

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

“THAT for the purposes of ASX Listing Rule 14.4 and Article 6.20 of the Constitution and for all other purposes, Mr Robert Clark is elected as a Director on the terms and conditions in the Explanatory Memorandum.”

Resolution 5 – Amendment to Constitution

To consider and, if thought fit, to pass with or without amendment, as a special resolution the following:

“THAT the Constitution be amended by adding the following underlined words to clauses 5.16 and 5.17:

5.16 A meeting of Members, including a hybrid (virtual and in-person) or virtual-only meeting, may be held in two or more places linked together by any technology that:

5.16.1 gives the Eligible Members as a whole in those places a reasonable opportunity to participate in proceedings;

5.16.2 enables the chairperson of that meeting to be aware of proceedings in each place; and

5.16.3 enables the Eligible Members in each place to vote on a show of hands and on a poll.

5.17 If a meeting of Members is held in two or more places, either by way of hybrid (virtual and in-person) or virtual-only meeting under article 5.16:

5.17.1 an Eligible Member present at one of the places is taken to be present at that meeting; and

5.17.2 that meeting will be deemed to be held at the place stated in the Notice of meeting, or, failing statement of a place in the Notice of meeting, as determined by the chairperson of that meeting. “

Resolution 6 – Approval to issue Options and Company Acquisition Incentive to Mr. Robert Clark, Director, as part of his remuneration package

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

“THAT for the purposes of ASX Listing Rule 10.11 and for all other purposes, the Shareholders approve the issue by the Company of 5,000,000 unlisted Options to acquire new fully paid ordinary shares to Mr Robert Clark, Director of the Company, as well as a Company Acquisition Incentive on such terms described in the Explanatory Memorandum.”

Dated 21 October 2022

By order of the Board

Troy Valentine

Chairman

EXPLANATORY MEMORANDUM

Section 1. Introduction

This Explanatory Memorandum has been prepared for the information of Shareholders in connection with the business to be conducted at the Meeting to be held on 29 November 2022 at 2.00 pm (Perth time).

This Explanatory Memorandum forms part of the Notice which should be read in its entirety. This Explanatory Memorandum contains the terms and conditions on which the Resolution will be voted.

The Meeting referred to in the Notice is being held so that the Shareholders can consider the Resolution.

This Explanatory Memorandum includes the following information to assist Shareholders in deciding how to vote on the Resolutions:

Section 2	Voting Exclusions

Section 3	Action to be taken by Shareholders

Section 4	Annual Report

Section 5	Resolution 1 – Remuneration Report

Section 6	Resolution 2 – Re-election of Mr Troy Valentine as Director

Section 6	Resolution 3 – Election of Dr George Anastassov as Director

Section 6	Resolution 4	– Election of Mr Robert Clark as Director

Section 6	Resolution 5	– Amendment to Constitution

Section 6	Resolution 6	– Approval to issue Options and Company Acquisition
Incentive to Robert Clark

Schedule 1	Definitions

A Proxy Form is located at the end of this Explanatory Memorandum.

Section 2. VOTING EXCLUSIONS

1.1 Resolution 1

The Company will disregard any votes cast in favour of Resolution 1:

(a)	by or on behalf of a member of the Key Management Personnel whose remuneration details are included in the Remuneration Report, or a Closely Related Party of such member, regardless of the capacity in which the vote is cast; or

(b)	by a person appointed as a proxy, where that person is either a member of the Key Management Personnel at the date of the Meeting or a Closely Related Party of such member.

However, a vote may be cast by such a person if:

(a)	the vote is cast by that person as a proxy in accordance with a direction by the Shareholder as to how that person is to vote on the Resolution; and

(b)	the Shareholder who directed that person how to vote is entitled to vote on the Resolution (eg. the Shareholder is not a member of Key Management Personnel or a Closely Related Party of such member),

or

(c)	the voter is the chair of the Meeting and the appointment of the Chairman as proxy (by a Shareholder who is entitled to vote on the Resolution) does not specify the way the proxy is to vote on the Resolution; and

(d)	the appointment expressly authorises the Chairman to exercise the proxy even if the Resolution is connected directly or indirectly with the remuneration of a member of Key Management Personnel.

The Chairman intends to vote undirected proxies (where he has been appropriately authorised) in favour of this Resolution.

1.2 Resolution 2, 3, 4 & 5

There are no voting exclusions for Resolution 2, 3, 4 & 5.

The Chairman intends to vote undirected proxies (where he has been appropriately authorised) in favour of these Resolutions.

1.3 Resolution 6

The Company will disregard any votes cast in favour of Resolution 6 by or on behalf of Robert Clark (or his nominee) and any other person who will obtain a material benefit as a result of the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in that Company) or an associate of that person or those persons. However, this does not apply to a vote cast in favour of these Resolutions by:

(a)	a person as a proxy or attorney for a person who is entitled to vote on these Resolutions, in accordance with the directions given to the proxy or attorney to vote on these Resolutions in that way; or

(b)	the Chairman as proxy or attorney for a person who is entitled to vote on these Resolutions, in accordance with a direction given to the Chairman to vote on these Resolutions as the Chairman decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on these Resolutions; and

(ii)	the holder votes on these Resolutions in accordance with directions given by the beneficiary to the holder to vote in that way.

The Chairman intends to vote undirected proxies (where he has been appropriately authorised) in favour of these Resolutions.

Section 3. ACTIONS TO BE TAKEN BY SHAREHOLDERS

Shareholders should read the Notice including this Explanatory Memorandum carefully before deciding how to vote on the Resolutions.

Proxies

A Proxy Form is attached to the Notice. This is to be used by Shareholders if they wish to appoint a representative (a ‘proxy’) to vote in their place. All Shareholders are invited and encouraged to attend the Meeting or, if they are unable to attend in person, sign and return the Proxy Form to the Company in accordance with the instructions detailed in the Proxy Form. Lodgement of a Proxy Form will not preclude a Shareholder from attending and voting at the Meeting in person.

To vote by proxy, please complete and sign the enclosed Proxy Form and return it by:

(a)	post to:

Incannex Healthcare Limited
C/- Automic Group

GPO Box 5193
Sydney NSW 2001; or

(b)	in person at:

Automic

Level 5 126, Phillip Street Sydney NSW 2000

(c)	facsimile to Automic Group on facsimile number (+61 2) 8583 3040;

(d)	email to meetings@automic.com.au

so that it is received not later than 27th November 2022 at 2.00 pm (Perth time). Proxy Forms received later than this time will be invalid.

Please note that:

(a)	a proxy need not be a Shareholder;

(b)	a Shareholder may appoint a body corporate or an individual as its proxy;

(c)	a body corporate appointed as a Shareholder’s proxy may appoint an individual as its representative to exercise any of the powers that the body corporate may exercise as the Shareholder’s proxy; and

(d)	Shareholders entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise, but where the proportion or number is not specified, each proxy may exercise half of the votes.

If a Shareholder appoints a body corporate as its proxy and the body corporate wishes to appoint an individual as its representative, the body corporate should provide that person with a certificate or letter executed in accordance with the Corporations Act authorising him or her to act as that body corporate’s representative. The authority may be sent to the Company or its share registry in advance of the Meeting or handed in at the Meeting when registering as a corporate representative.

Section 4. ANNUAL REPORT

In accordance with section 317(1) of the Corporations Act, the Annual Report must be laid before the annual general meeting. There is no requirement for Shareholders to approve the Annual Report.

At the Meeting, Shareholders will be offered the opportunity to:

(a)	discuss the Annual Report which is available online at http://www.incannex.com.au;

(b)	ask questions about, or comment on, the management of the Company; and

(c)	ask the Company’s auditor questions about the conduct of the audit and the preparation and content of the Auditor’s Report.

In addition to taking questions at the Meeting, written questions to the Chairman about the management of the Company, or to the Company’s auditor about:

(a)	the preparation and the content of the Auditor’s Report;

(b)	the conduct of the audit;

(c)	accounting policies of the Company in relation to the preparation of the financial statements; and

(d)	the independence of the Company’s auditor in relation to the conduct of the audit,

may be submitted no later than 5 business days before the Meeting to the Company Secretary at the Company’s registered office.

Section 5. REMUNERATION REPORT

This section provides further information relating to Resolution 1 of the Notice.

In accordance with section 250R(2) of the Corporations Act, the Company must put the Remuneration Report to the vote of Shareholders. The Directors’ Report contains the Remuneration Report at pages 58 to 65. The Remuneration Report sets out the remuneration policy for the Company and the remuneration arrangements in place for the executive Directors, specified executives and non-executive Directors.

In accordance with section 250R(3) of the Corporations Act, Resolution 1 is advisory only and does not bind the Directors of the Company. If Resolution 1 is not passed, the Directors will not be required to alter any of the arrangements in the Remuneration Report.

If at least 25% of the votes cast on the resolution to adopt the Remuneration Report are against adoption of the report, then:

(a)	If comments are made on the report at the AGM, the Company’s Remuneration Report for FY23 will be required to include an explanation of the Board’s proposed action in response or, if no action is proposed, the Board’s reasons for this.

(b)	If at the Company’s 2023 AGM at least 25% of the votes cast on the resolution for adoption of the Remuneration Report are against its adoption, the Company will be required to put to shareholders a resolution proposing that a general meeting (Spill Meeting) be called to consider the election of Directors of the Company (Spill Resolution). For any Spill Resolution to be passed, more than 50% of the votes cast on the resolution must be in favour of it. If a Spill Resolution is passed, all the Directors (other than any Managing Director) will cease to hold office immediately before the end of the Spill Meeting unless re-elected at that meeting.

Shareholders will have the opportunity to remove the whole Board except the Managing Director if the Remuneration Report receives a ‘no’ vote of 25% or more (Strike) at two consecutive annual general meetings.

The Company’s Remuneration Report did not receive a Strike at the 2021 annual general meeting. Please note if the Remuneration Report receives a Strike at this Meeting and if a second Strike is received at the 2023 annual general meeting, this may result in the re-election of the Board.

The Chairman will allow reasonable opportunity for Shareholders to ask questions about or comment on the Remuneration Report.

Resolution 1 is an ordinary resolution.

The Chairman intends to exercise all available proxies in favour of Resolution 1.

If the Chairman is appointed as your proxy and you have not specified the way the Chairman is to vote on Resolution 1, by signing and returning the Proxy Form, you are considered to have provided the Chairman with an express authorisation for the Chairman to vote the proxy in accordance with the Chairman’s intention, even though the Resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel.

Section 6. RE-ELECTION OF MR TROY VALENTINE AS DIRECTOR

This section provides further information relating to Resolution 2 of the Notice.

Article 6.14 of the Constitution requires one third (rounded down to the nearest whole number) of all Directors (excluding the Managing Director) to retire at each annual general meeting.

Article 6.17 of the Constitution states that a Director who retires under Article 6.14 is eligible for re-election.

Resolution 2 therefore provides that Mr Troy Valentine retires by rotation and seeks re-election as a Director.

Mr Troy Valentine’s credentials are outlined in the Director’s Report of the Company’s Annual Report which is available online at http://www.incannex.com.au

Resolution 2 is an ordinary resolution.

The Chairman intends to exercise all available proxies in favour of Resolution 2.

The Board (excluding Troy Valentine who abstains from making a recommendation) supports the re-election of Troy Valentine and recommends that Shareholders vote in favour of Resolution 2.

There are no voting exclusions for Resolution 2.

Section 7. ELECTION OF DR GEORGE ANASTASSOV AS DIRECTOR

This section provides further information relating to Resolution 3 of the Notice.

The Directors appointed Dr George Anastassov as a Director pursuant to Article 6.6 of the Constitution, effective 28 June 2022. The Appointment of Mr Anastassov as Director of the Company was announced to ASX on 28 June 2022.

ASX Listing Rule 14.4 provides that a director appointed as an addition to the board must not hold office (without re-election) past the next annual general meeting of the company and Article 6.20 of the Constitution provides for a Director appointed pursuant to Article 6.6 to retire at the next meeting of members and be eligible for election at that meeting. Accordingly, Dr George Anastassov retires in accordance with ASX Listing Rule 14.4 and Article 6.20 of the Constitution and, being eligible, seeks election as a Director from Shareholders.

Dr George Anastassov was founding managing director of APIRx Pharmaceuticals LLC. whilst also being a key member of the medical and scientific advisory team, assisting with the development of the Combination Compounds. Importantly, for the progression of the Combination Compounds, Dr Anastassov is experienced with liaising and negotiating with FDA and the European Medicines Agency (EMA), having presented numerous regulatory submissions, including pre- investigational new drug (‘IND’) meeting packages and IND applications to regulatory agencies over many years. He is one of the developers of the first-in-the world cannabinoid-containing chewing gum-based delivery system among a number of other systems and formulations. Previously, he was CEO and co-founder of AXIM Biotechnologies, which achieved an all-time-high market capitalisation of approximately US$1.2B. Furthermore, Dr Anastassov has strong relationships with international academic institutions and research hospitals including Mount Sinai School of Medicine, New York (USA), University of St. Andrews (UK), Free University of Amsterdam (NL), University of Wageningen (NL), and Mauritsclinics (NL). These relationships, among others, will be important to the Company as clinical research programs continue to escalate.

Resolution 3 is an ordinary resolution.

The Chairman intends to exercise all available proxies in favour of Resolution 3.

The Board supports the election of Dr George Anastassov and recommends that Shareholders vote in favour of Resolution 3.

Section 8. ELECTION OF MR ROBERT CLARK AS DIRECTOR

This section provides further information relating to Resolution 4 of the Notice.

The Directors appointed Mr Robert Clark as a Director pursuant to Article 6.6 of the Constitution, effective 17 August 2022. The Appointment of Mr Clark as Director of the Company was announced to ASX on 17 August 2022.

ASX Listing Rule 14.4 provides that a director appointed as an addition to the board must not hold office (without re-election) past the next annual general meeting of the company and Article 6.20 of the Constitution provides for a Director appointed pursuant to Article 6.6 to retire at the next meeting of members and be eligible for election at that meeting. Accordingly, Mr Robert Clark retires in accordance with ASX Listing Rule 14.4 and Article 6.20 of the Constitution and being eligible, seeks election as a Director from Shareholders.

Mr Clark is a senior-level strategic regulatory affairs expert with over 38 years of US and Global regulatory experience, including more than 20 years with Pfizer Inc. and more than 10 years with Novo Nordisk A/S. He is an internationally recognised expert on US FDA and EMA matters, US pharmaceutical advertising practices and regulatory aspects related to healthcare professionals and sales force activities. Mr Clark is currently Vice President of US Regulatory Affairs for Novo Nordisk, where he provides strategic leadership to a team of over 50 regulatory staff and scientists in the development of new medicines. Prior to his appointment as a Director, Mr Clark had been Vice President of Worldwide Regulatory Strategy and US Regulatory Affairs at Pfizer from 1992 to 2012, where he led a team of up to 150 regional regulatory professionals supporting the drug development and approval processes.

Resolution 4 is an ordinary resolution.

The Chairman intends to exercise all available proxies in favour of Resolution 4.

The Board supports the election of Mr Robert Clark and recommends that Shareholders vote in favour of Resolution 4.

Section 9. AMENDMENT TO CONSTITUTION

This section provides further information relating to Resolution 5 of the Notice.

Under ASIC Corporations (Virtual-only Meetings) Instrument 2022/129, a company whose shares are listed on ASX could hold virtual-only meetings until 31 May 2022. In order for a listed company to hold virtual-only meetings after that date, the listed company must amend its constitution to allow for virtual-only meetings to be held.

The purpose of the proposed changes are to provide the Board with greater flexibility to convene, either wholly or partially, virtual meetings of shareholders. As such, the changes seek to update the Constitution to reflect current corporate practice in Australia and fulfil the Corporations Act requirement to give shareholders a reasonable opportunity to participate in meetings.

Resolution 5 is a special resolution that requires the approval of at least 75% of the votes cast by shareholders present and eligible to vote (in person, by proxy, by attorney or, in the case of a corporate Shareholder, by a corporate representative) in order to be passed.

The Chairman intends to cast all undirected proxies in favour of Resolution 5.

The Board recommends that Shareholders vote in favour of Resolution 5.

Section 10. APPROVAL TO ISSUE OPTIONS AND COMPANY ACQUISITION INCENTIVE TO ROBERT CLARK

This section provides further information relating to Resolution 6 of the Notice.

The Company has agreed, subject to obtaining Shareholder approval, to issue 5,000,000 Options and a Company acquisition incentive if the Company is acquired to Mr Robert Clark, a Director, on the terms and conditions set out below. The Options are issued to Mr Clark as remuneration and in acknowledgement of the wealth of experience and respect that he holds in the industry globally, whilst the incentive will only be granted to Mr Clark in the event the Company is acquired and Mr Clark remains a director of the Company until immediately prior to the acquisition.

Grant of Options

1	2,500,000 unlisted Options	Exercise price $1.00, expiry 31 May 2024.

2	2,500,000 unlisted Options	Exercise price $1.50, expiry 31 May 2024.

Company Acquisition Incentive

If the Company is acquired, the Company will issue Mr Clark $2m of fully paid IHL shares for every $1b in valuation achieved, when the acquisition settles. In the case of a takeover that exceeds a valuation of $10b, an additional super milestone incentive of 50% of the base value of IHL shares to be issued will be granted to Mr Clark. For the avoidance of doubt, the sale of a Company subsidiary, individual asset, intellectual property, partial or entire Company will constitute an acquisition event for the purposes of a Company acquisition incentive.

The valuation breakdown is as follows:

Company Acquisition	Dollar ($) value in	Share issue price
Valuation	shares to be issued	parameters
	0.20%	30 day VWAP
$ less than 1,000,000,000.00	$ Nil

$1,000,000,000.00	$2,000,000.00
$2,000,000,000.00	$4,000,000.00

$4,000,000,000.00	$8,000,000.00

$5,000,000,000.00	$10,000,000.00

$10,000,000,000.00	$20,000,000.00

$10,100,000,000.00	$20,200,000.00	Basic
	$10,100,000.00	Super incentive (50%)
	$30,300,000.00	Total

ASX Listing Rule 10.11

ASX Listing Rule 10.11 requires Shareholder approval to be obtained where an entity issues, or agrees to issue, securities to a related party, or a person whose relationship with the entity or a related party is, in ASX’s opinion, such that approval should be obtained unless an exception in ASX Listing Rule 10.12 applies.

As the grant of Options involves the issue of securities to a related party of the Company, Shareholder approval pursuant to ASX Listing Rule 10.11 is required unless an exception applies. It is the Board’s view that the exceptions set out in ASX Listing Rule 10.12 do not apply in the current circumstances.

Resolution 6 seeks the required Shareholder approval for the grant of Options under and for the purposes of ASX Listing Rule 10.11.

Technical Information required by ASX Listing Rule 10.13

Pursuant to and in accordance with ASX Listing Rule 10.13, the following information is provided in respect of Resolution 6:

(a)	the Options will be granted to Mr Robert Clark;

(b)	Mr Robert Clark receives Options as a Director of the Company and therefore, a related party under ASX Listing Rule 10.11.1;

(c)	the maximum number of Options to be issued is 5,000,000;

(d)	2,500,000 unlisted Options are exercisable at $1.00, expiring 31 May 2024 and 2,500,000 unlisted Options are exercisable at $1.50, expiring 31 May 2024.

(e)	the Options will be granted no later than 1 month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the ASX Listing Rules) and vest immediately on issue;

(f)	the Options will be issued for nil cash consideration, accordingly no funds will be raised; and the current total remuneration package for Mr Clark is USD 75,000 per annum

Technical Information required by ASX Listing Rule 14.1A

If Resolution 6 is passed, the Company will be able to proceed with the grant of the Options to Mr Clark within one month after the date of the Meeting (or such later date as permitted by any ASX waiver or modification of the ASX Listing Rules). As approval pursuant to ASX Listing Rule 7.1 is not required for the grant of the Options (because approval is being obtained under ASX Listing Rule 10.11), the grant of the Options will not use up any of the Company’s 15% annual placement capacity.

If Resolution 6 is not passed, the Company will not be able to proceed with the grant of Options to Mr Clark and may need to agree on alternative forms of remuneration with Mr Clark.

Resolution 6 is an ordinary resolution.

The Chairman intends to exercise all available proxies in favour of Resolution 6.

The Board, with the exception of Mr Robert Clark who abstains from voting, supports the grant of options and the Company Acquisition Incentive (if the Company is acquired) and recommends that Shareholders vote in favour of Resolution 6.

Schedule 1 - Definitions

In the Notice and this Explanatory Memorandum, words importing the singular include the plural and vice versa.

$ means Australian Dollars.

Annual Report means the Directors’ Report, the Financial Report and the Auditor’s Report in respect to the financial year ended 30 June 2022.

ASX means ASX Limited (ACN 008 624 691) and, where the context permits, the Australian Securities Exchange operated by ASX.

Auditor’s Report means the auditor’s report on the Financial Report.

Board means the board of Directors.

Chairman means the person appointed to chair the Meeting convened by the Notice.

Closely Related Party means:

i.	a spouse or child of the member; or

ii.	has the meaning given in section 9 of the Corporations Act.

Company means Incannex Healthcare Limited (ACN 096 635 246).

Constitution means the constitution of the Company as at the commencement of the Meeting.

Corporations Act means the Corporations Act 2001 (Cth).

Director means a director of the Company.

Directors’ Report means the annual directors’ report prepared under chapter 2M of the Corporations Act for the Company and its controlled entities.

Equity Security has the same meaning as in the Listing Rules.

Explanatory Memorandum means the explanatory memorandum which forms part of the Notice.

Financial Report means the annual financial report prepared under chapter 2M of the Corporations Act of the Company and its controlled entities.

Key Management Personnel means persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any Director (whether executive or otherwise) of the Company.

Listing Rules means the listing rules of ASX.

Meeting has the meaning in the introductory paragraph of the Notice.

Notice means the notice of meeting which comprises of the notice, agenda, Explanatory Memorandum and Proxy Form.

Option means an option to acquire a Share.

Proxy Form means the proxy form attached to the Notice.

Remuneration Report means the remuneration report of the Company contained in the Directors’ Report.

Resolution means a resolution contained in the Notice.

Schedule means a schedule to this Explanatory Memorandum.

Section means a section of this Explanatory Memorandum.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a shareholder of the Company.

VWAP means volume weighted average price.

Incannex

Incannex Healthcare Limited I ACN 096 635 246

Proxy Voting Form

If you are attending the meeting in person, please bring this with you for Securityholder registration.

Holder Number:

Your proxy voting instruction must be received by **2.00pm (Perth Time) on Sunday, 27 November 2022,** being **not later than 48 hours** before the commencement of the Meeting. Any Proxy Voting instructions received after that time will not be valid for the scheduled Meeting.

SUBMIT YOUR PROXY

Complete the form overleaf in accordance with the instructions set out below.

YOUR NAME AND ADDRESS

The name and address shown above is as it appears on the Company's share register. If this information is incorrect, and you have an Issuer Sponsored holding, you can update your address through the investor portal: **https://investor.automic.com.au/#/home** Shareholders sponsored by a broker should advise their broker of any changes.

STEP 1 – APPOINT A PROXY

If you wish to appoint someone other than the Chair of the Meeting as your proxy, please write the name of that Individual or body corporate. A proxy need not be a Shareholder of the Company. Otherwise if you leave this box blank, the Chair of the Meeting will be appointed as your proxy by default.

DEFAULT TO THE CHAIR OF THE MEETING

Any directed proxies that are not voted on a poll at the Meeting will default to the Chair of the Meeting, who is required to vote these proxies as directed. Any undirected proxies that default to the Chair of the Meeting will be voted according to the instructions set out in this Proxy Voting Form, including where the Resolutions are connected directly or indirectly with the remuneration of KMP.

STEP 2 - VOTES ON ITEMS OF BUSINESS

You may direct your proxy how to vote by marking one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

APPOINTMENT OF SECOND PROXY

You may appoint up to two proxies. If you appoint two proxies, you should complete two separate Proxy Voting Forms and specify the percentage or number each proxy may exercise. If you do not specify a percentage or number, each proxy may exercise half the votes. You must return both Proxy Voting Forms together. If you require an additional Proxy Voting Form, contact Automic Registry Services.

SIGNING INSTRUCTIONS

Individual: Where the holding is in one name, the Shareholder must sign.

Joint holding: Where the holding is in more than one name, all Shareholders should sign.

Power of attorney: If you have not already lodged the power of attorney with the registry, please attach a certified photocopy of the power of attorney to this Proxy Voting Form when you return it.

Companies: To be signed in accordance with your Constitution. Please sign in the appropriate box which indicates the office held by you.

Email Address: Please provide your email address in the space provided.

By providing your email address, you elect to receive all communications despatched by the Company electronically (where legally permissible) such as a Notice of Meeting, Proxy Voting Form and Annual Report via email.

CORPORATE REPRESENTATIVES

If a representative of the corporation is to attend the Meeting the appropriate 'Appointment of Corporate Representative' should be produced prior to admission. A form may be obtained from the Company's share registry online at https://automic.com.au.

Lodging your Proxy Voting Form:

Online:

Use your computer or smartphone to appoint a proxy at https://investor.automic.com.au/#/loginsah or scan the QR code below using your smartphone

Login & Click on 'Meetings'. Use the Holder Number as shown at the top of this Proxy Voting Form.

BY MAIL:

Automic

GPO Box 5193

Sydney NSW 2001

IN PERSON:

Automic

Level 5, 126 Phillip Street

Sydney NSW 2000

BY EMAIL:

meetings@automicgroup.com.au

BY FACSIMILE:

+61 2 8583 3040

All enquiries to Automic:

WEBSITE: https://automicgroup.com.au/

PHONE: 1300 288 664 (Within Australia)

+61 2 9698 5414 (Overseas)

STEP 1 - How to vote

APPOINT A PROXY:

I/We being a Shareholder entitled to attend and vote at the Annual General Meeting of Incannex Healthcare Limited, to be held at **2.00pm (Perth Time) on Tuesday, 29 November 2022 at the offices of Thomson Geer at Level 27 Exchange Tower, 2 The Esplanade, Perth** hereby:

Appoint the Chair of the Meeting (Chair) OR if you are not appointing the Chair of the Meeting as your proxy, please write in the box provided below the name of the person or body corporate you are appointing as your proxy or failing the person so named or, if no person is named, the Chair, or the Chair's nominee, to vote in accordance with the following directions, or, if no directions have been given, and subject to the relevant laws as the proxy sees fit and at any adjournment thereof.

The Chair intends to vote undirected proxies in favour of all Resolutions in which the Chair is entitled to vote.

Unless indicated otherwise by ticking the "for"," against" or "abstain" box you will be authorising the Chair to vote in accordance with the Chair's voting intention.

AUTHORITY FOR CHAIR TO VOTE UNDIRECTED PROXIES ON REMUNERATION RELATED RESOLUTIONS

Where I/we have appointed the Chair as my/our proxy (or where the Chair becomes my/our proxy by default), I/we expressly authorise the Chair to exercise my/our proxy on Resolutions 1 and 6 (except where I/we have indicated a different voting intention below) even though Resolutions 1 and 6 are connected directly or indirectly with the remuneration of a member of the Key Management Personnel, which includes the Chair.

STEP 2 – Your voting direction

	Resolutions	For	Against	Abstain
1.	Remuneration Report			
2.	Re-election of Mr Troy Valentine as Director			
3.	Election of Dr George Ansatassov as Director			
4.	Election of Mr Robert Clark as Director			
5.	Amendment to Constitution			
6.	Approval to issue Options and Company Acquisition Incentive to Mr. Robert Clark, Director, as part of his remuneration package			

STEP 3 – Signatures and contact details

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director / Company Secretary

Contact Name:

Email Address:

Contact Daytime Telephone

Date (DD/MM/YY)

/ /

By providing your email address, you elect to receive all of your communications despatched by the Company electronically (where legally permissible).

AUTOMIC

IHL